Mail Stop 4561

October 10, 2006

Mr. David E. Rainbolt
President and Chief Executive Officer
Bancfirst Corporation
101 North Broadway
Oklahoma City, Oklahoma 73102

> **Re:** **Bancfirst Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 0-14384**

Dear Mr. Rainbolt:

We have reviewed your letter filed on August 25, 2006 and have the following comment.

<u>Form 10-K for the Fiscal Year ended December 31, 2005</u>

1. We reviewed your response to comment 2 of our letter dated April 19, 2006. We believe the restatement of your previously issued financial statements for the years ended December 31, 2004 and 2003 was a material restatement, for which an Item 4.02 Form 8-K is required to disclose to investors that the previously issued financial statements should not be relied upon. Please file an Item 4.02 Form 8-K announcing non-reliance on these previously issued financial statements.


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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Reviewing Accountant, at (202) 551-3449 or me at (202) 551-3697 if you have questions.

Sincerely,

Benjamin Phippen
For: Joyce Sweeney
Reviewing Accountant